Exhibit 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 26, 2011

(Thousands of Dollars)

	Six
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$ 75,247	58,051
Add:
Fixed charges	51,845	26,962
Income taxes	545	(5,097)
	-----------	-----------
Total	$127,637	79,916
	======	======

Fixed charges:
Interest expense	$ 44,223	22,848
Rental expense representative
of interest factor	7,622	4,114
	-----------	-----------
Total	$ 51,845	26,962
	======	======

Ratio of earnings to fixed charges	2.46	2.96
	======	======